Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-26	September 18, 2012

International Tower Hill Closes Second Tranche of
Non-Brokered Equity Financing

Vancouver, B.C. – International Tower Hill Mines Ltd. (TSX: ITH, NYSE-MKT: THM, Frankfurt: IW9) (“ITH” or the “Company”) announces that it is has closed the second tranche of its previously announced non-brokered private placement financing (the “Offering”) of common shares to raise total gross proceeds of CAD 29.6 million.

The second tranche of the Offering consisted of the issuance of 1,926,411 common shares at a price of CAD 2.5955 per share (representing a 10% discount from the five day volume weighted average price for the common shares as at September 10, 2012) to raise aggregate gross proceeds of CAD 5 million. The Company paid a cash finder’s fee of 4% in connection with the issuance of these shares. The common shares issued in the second tranche of the Offering will be subject to a hold period in Canada of four months from the closing of the second tranche. All common shares issued in the second tranche will be subject to resale restrictions under U.S. federal and state securities laws.

The Company intends to use the net proceeds of the Offering for the completion of its bankable Feasibility Study at the Livengood Gold project in Alaska and for general working capital purposes.

The common shares issued in the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares to be issued in the Offering, nor shall there be any offer or sale of the common shares to be issued in the Offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A Pontius
Jeffrey A. Pontius
Interim Chief Executive Officer

Contact Information:	Michelle Stachnik – Investor Relations
E-mail: mstachnik@ithmines.com
Direct line: 720-881-7646 Ext 203
Toll-Free: 1-855-208-4642

International Tower Hill Mines Ltd.	- 2 -	September 18, 2012
NR12-26 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the proposed use of the proceeds of the Offering by the Company, the potential completion of a bankable feasibility study on the Livengood deposit, the Company’s business strategies, and the Company’s other business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, risks associated with the timing and pricing of the Offering, completion of the Offering, regulatory approval/acceptance of the Offering, the use of proceeds from the Offering and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F as filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood Project.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.